UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

_____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 19, 2016 titled “GeoPark anounces Second Quarter 2016 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2016 OPERATIONAL UPDATE

ACCELERATING DRILLING AND WORK PROGRAM ACROSS LATIN AMERICAN PLATFORM

Santiago, Chile – July 19, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced its operational update for the three month period ended June 30, 2016 (“Second Quarter” or “2Q2016”).

(All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified).

Quarterly Highlights

•	Oil and gas production up 8% to 21,143 boepd

o	Oil production up 7% to 15,530 bopd

o	Gas production up 11% to 33.7 mmcfpd

•	2016 Work Program and Investment Plan increased by 60% to $40-$50 million with oil price strengthening and cost efficiency improvements

o	Drilling in Colombia expanded to 6-7 wells

o	Reopening of temporarily shut-in marginal fields following operating cost reductions with potential 900-1,000 bopd net gain in 2H16

•	Colombia: Successful drilling and extension of Jacana Oil Field

o	Jacana 3 well drilled, tested and put on production at 1,650 bopd in Llanos 34 Block (GeoPark operated with 45% working interest (WI))

o	Jacana 4 well drilled and currently being completed for testing

•	Argentina: Exploration start-up of Puelen Block in Neuquén Basin

o	Seismic and geochemical activities underway on heavy oil shallow exploration play (GeoPark non-operated with 18% WI)

•	Chile: Initiating activities to carry out workover on Ache Este 1 well

o	Scheduled workover in 4Q2016 to test extension of Ache gas field in Fell Block (GeoPark operated with 100% WI)

•	Brazil: Initiating activities to begin drilling operations in Renconcavo Basin

o	Targeted drilling start-up in 4Q2016 or 1Q2017 on REC-T-94 Block (GeoPark operated with 100% WI)

•	Peru: High potential Morona Block agreement extension[1]

o	Partnership with Petroperu on block with discovered light oil field Situche Central (83 million bbls gross 3P reserves) and large exploration resources (GeoPark operated with 75% WI)

•	New Business: Ongoing new project evaluations and discussions in Colombia, Argentina, Brazil, Peru and Mexico

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval. GeoPark and Petroperu recently amended the deadline until March 2017 to obtain regulatory approvals

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2016, as compared with 2Q2015:

	2Q2016			2Q2015
	Total (boepd)	Oil (bopd)*	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	14,084	13,995	534	12,592	+12%
Chile	4,118	1,494	15,744	3,654	+13%
Brazil	2,941	41	17,400	3,329	-12%
Total	21,143	15,530	33,678	19,575	+8%

*Includes royalties paid in kind in Colombia for 729 bopd approximately in 2Q2016. No royalties were paid in kind in Chile and Brazil operations.

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production increased 8% to 21,143 boepd in 2Q2016 compared to 19,575 boepd in 2Q2015. The increase in production was mainly attributed to new production from Jacana and Tilo fields discovered in Colombia in 2015, partially offset by lower gas production in the Manati Field due to a decline in gas consumption in northeastern Brazil.

Compared to 1Q2016, consolidated production was down 7% mainly due to the temporary shut-in of three marginal oil fields in Colombia and the decreased gas demand in Brazil, partially compensated by a slight increase in oil production in Chile. Production mix remained stable, with oil production accounting for 73% of total reported production in 2Q2016 (vs 74% in 2Q2015), and 27% representing gas production.

Colombia:

Average net production in Colombia increased by 12% to 14,084 boepd in 2Q2016 compared to 12,592 boepd in 2Q2015, primarily attributed to production from new oil fields discovered in 2015, including mainly the Jacana and Tilo oil fields.

Following a partial recovery in oil prices since 1Q2016, the Company restarted production in three marginal fields, two of which are in Llanos 34 (GeoPark operated with 45% WI) and La Cuerva (GeoPark operated with 100% WI), that were temporarily shut-in during 1Q2016 as a cost-cutting measure. The reopening of these fields is expected to add 900-1,000 bopd in GeoPark’s net oil production in 2H2016.

In 2Q2016, GeoPark resumed drilling activities in the Llanos 34 Block (GeoPark operated with 45% WI) with the Jacana 3 appraisal well. The well was drilled to a total depth of 11,008 feet and demonstrated hydrocarbons shows in the Guadalupe formation without identifying an oil-water contact. A production test with an electric submersible pump over 7 days resulted in a flow rate of 1,650 bopd of 15 degrees API, with 1% water cut. Surface facilities are in place and the well is currently in production.

GeoPark has finished drilling and already started the completion of the Jacana 4 development well and will perform additional drilling to delineate the full extent of the Jacana field. Following completion of the Jacana 4 well, GeoPark plans to drill approximately 4-5 additional wells on the Llanos 34 Block (GeoPark operated with 45% WI), including 1-2 exploration wells, as part of its risk balanced, fully funded and modular 2016

The Llanos 34 Block (GeoPark operated with 45% WI) represented 97% of GeoPark’s Colombian production in 2Q2016.

Chile:

Average net oil and gas production in Chile increased by 13% to 4,118 boepd in 2Q2016 compared to 3,654 boepd in 2Q2015. This increase consists of 55% higher gas production, due to the improved performance of the Ache gas field (production boosted by new treatment facility) and the Pampa Larga 16 well (drilled in early 1Q2016) in the Fell Block (GeoPark operated with a 100% WI), and 28% lower oil production, due to natural decline and no new drilling activity since 2014. As compared to 2Q2015, production mix changed from 46% to 64% gas in line with the strategy of strengthening gas production in a context of volatile oil prices.

Production in Chile was 28%, 3% and 1% higher than in 3Q2015, 4Q2015 and 1Q2016, respectively, showing a third consecutive quarter of production growth resulting from enhanced production management with minimum capital expenditures.

The Fell Block (GeoPark operated with a 100% WI) represented 99% of GeoPark’s Chilean production.

Brazil:

Average net oil and gas production in Brazil decreased 12% to 2,941 boepd in 2Q2016 compared to 3,329 boepd in 2Q2015, primarily attributed to temporary lower gas consumption.

Lower gas demand affecting Manati’s gas production is expected to be temporary. Manati field production capacity remained unaffected but it is expected to continue at a level of 2,600-2,900 boepd until the end of 2016.

The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Production Evolution

(boepd)	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016
Colombia	12,592	13,033	15,510	14,871	14,084
Chile	3,654	3,207	4,006	4,061	4,118
Brazil	3,329	3,004	3,546	3,586	2,941
Total	19,575	19,244	23,062	22,518	21,143
Oil	14,512	14,712	17,123	16,347	15,530
Gas	5,063	4,532	5,939	6,171	5,613

OTHER NEWS / RECENT EVENTS

Annual General Meeting

GeoPark's 2016 Annual General Meeting was held on June 21, 2016, at which (i) all members of the Board of Directors were re-elected; (ii) Price Waterhouse & Co SRL was re-appointed as auditors of the Company; (iii) the Audit Committee was authorized to fix the remuneration of the Auditors; and (iv) the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2015 have been duly informed and presented.

Reporting Date for 2Q2016 Results Release, Conference Call and Webcast

GeoPark will report its 2Q2016 financial results on Thursday, August 11, 2016 after the market close.

In conjunction with 2Q2016 results press release, GeoPark’s management will host a conference call on Friday, August 12, 2016 at 10:00 am (Eastern Daylight Time) to discuss these 2Q2016 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 49661000

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager	dsantamarina@geo-park.com
Buenos Aires, Argentina
T: +5411 4312 9400

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co	kmarkovich@sardverb.com
New York, USA
T: +1 (212) 687-8080

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 production growth, expected drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 19, 2016